September 28, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ace Securities Corp.
Amendment No. 2 to Registration Statement on
Form S-3 filed April 1, 2010 File No. 333-165864

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, (the “Act”) we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement No. 333-165864 to 10:30 a.m., Eastern Daylight Time, September 29, 2010, or as soon thereafter as practicable.

Ace Securities Corp. (the “Company”) hereby acknowledges that (i) should the Commission declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ACE SECURITIES CORP.

By:	/s/EVELYN ECHEVARRIA
Name:	Evelyn Echevarria
Title:	Director